Law Offices

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103
(215) 564-8000

September 24, 2012

VIA EDGAR

  Mr. John Grzeskiewicz
  Ms. Laura Hatch
  Division of Investment Management
  U.S. Securities and Exchange Commission
  100 F Street, N.E.
  Washington, DC 20549

Re:	Wilmington Funds
File No. 333-183348

Dear Mr. Grzeskiewicz and Ms. Hatch:

On behalf of Wilmington Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by each of you via telephone to me on September 10 and 12, 2012, with regard to the Registrant’s registration statement on Form N-14 relating to the reorganization of series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 16, 2012 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have restated your comments (in bold) and have provided the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made on or about September 24, 2012, pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

1.   Comment: In the first paragraph on page 2 of the shareholder letter, revise the discussion of the Board’s consideration of information presented by Adviser to clarify the disclosure related to the alternatives for the Target Funds should the Reorganizations not be approved by shareholders.

Response: This disclosure has been revised as requested, and now reads as follows:

In particular, the Board considered information presented by Adviser that: (i) Acquiring Fund has comparatively better prospects for asset growth; (ii) the reorganizations would not impose any tax costs on Target Fund shareholders; (iii) each reorganization would result in certain fixed expenses being spread over a larger asset base, thereby reducing each Target Fund shareholder’s share of those expenses; and (iv) the other alternatives for the Target Funds are not as attractive for  shareholders.

2.   Comment: In the “Overview” section, under the question, “Who bears the expenses associated with the Reorganizations?” on page 2 of the Registration Statement, state whether it is anticipated that securities will be sold in conjunction with the Reorganizations.

Response: The following disclosure has been added in the “Overview” section, under the question, “Who bears the expenses associated with the Reorganizations?” on page 2 of the Registration Statement:

It is not anticipated that securities will be sold as a result of either Reorganization, however, portfolio securities may be sold in the ordinary course of business.

3.   Comment: In the “Overview” section, under the question, “Are the investment goals and strategies of each Target Fund similar to the investment goals and strategies of Acquiring Fund” on page 3 of the Registration Statement, include a statement in bold font that Acquiring Fund will not provide income that is exempt from Pennsylvania or Virginia state and local income taxes.

Response: The following disclosure has been added in the “Overview” section of the Registration Statement, under the question, “Are the investment goals and strategies of each Target Fund similar to the investment goals and strategies of Acquiring Fund,”  in bold font:

Please note that unlike Target Fund shareholders, Acquiring Fund shareholders do not receive income exempt from Pennsylvania or Virginia state and local income taxes, except to the extent Acquiring Fund holds municipal securities issued by these states.  However, Adviser believes that the prospect of the better, risk-adjusted performance of Acquiring Fund may offset the loss of the state and municipal-level income tax exemptions.

4.   Comment: In the “Overview” section, under the question, “What happens if the Reorganizations are not approved by each Target Fund’s shareholders” on page 5 of the Registration Statement, clarify the disclosure related to the alternatives for the Target Funds should the Reorganizations not be approved by shareholders.

Response: This disclosure has been revised as requested, and now reads as follows:

Due to its low level of assets, if the shareholders of the VA Fund do not approve its Reorganization, then the VA Fund will be liquidated, which could be a taxable event for those shareholders. If the shareholders of the PA Fund do not approve its Reorganization, then Adviser will continue to operate the PA Fund.

5.   Comment: Under the section entitled “Comparative Fee Tables and Expenses” on page 11 of the Registration Statement, change the date in the last sentence related to the annual fund operating expenses projected for Acquiring Fund on a pro forma basis after giving effect to the proposed Reorganizations from May 1, 2012 to May 1, 2011.

Response: The change has been made as requested.

6.   Comment: Under the section entitled “Reasons for the Reorganizations and Trustees’ Considerations” on page 20 of the Registration Statement, correct the Board meeting date.

Response: The Board meeting date included under the section entitled “Reasons for the Reorganizations and Trustees’ Considerations” on page 20 of the Registration Statement has been corrected.

7.   Comment: Provide the basis for Adviser’s statement in the section entitled “Federal Income Tax Consequences of the Reorganizations” on p. 24 of the Registration Statement that the tax effects of repositioning Acquiring Fund’s portfolio after the Reorganizations will be immaterial.

Response: Each Reorganization is intended to qualify as a tax-free reorganization for federal income tax purposes and each Fund anticipates receiving a legal opinion to that effect (although there can be no assurance that the Internal Revenue Service will adopt a similar position). It is not anticipated that securities will be sold as a result of either Reorganization, however, portfolio securities may be sold in the ordinary course of business.  This section has been revised to provide further clarification.

8.   Comment: In the “Pro Forma Financial Information” section on page 4 of the Part B, under “Basis of Pro Forma Financial Information,” state whether it is anticipated that the Reorganizations will result in the sale of securities.

Response: The following disclosure has been added in the “Pro Forma Financial Information” section on page 4 of the Part B, under “Basis of Pro Forma Financial Information”:

It is not anticipated that securities will be sold as a result of either Reorganization, however, portfolio securities may be sold in the ordinary course of business.

9.   Comment: In the “Pro Forma Financial Information” section on page 6 of the Part B, under “Reorganization Costs,” reconcile the following sentence: “No significant portfolio realignments are expected due to the similarities in investment goals and strategies of each Target Fund and its corresponding Acquiring Fund, and therefore there are no significant additional expenses resulting from the portfolio realignment of each Fund (other than in the ordinary course of business)” with the disclosure in the section entitled “Federal Income Tax Consequences of the Reorganizations” on page 24.

Response: It is not anticipated that securities will be sold as a result of either Reorganization, however, portfolio securities may be sold in the ordinary course of business.  Therefore, it is accurate to state that “No significant portfolio realignments are expected.”  As noted above, the disclosure in the section entitled “Federal Income Tax Consequences of the Reorganizations” in the Registration Statement has been revised to provide further clarification.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (215) 564-8071 or in my absence, Cillian Lynch at (202) 419-8416.

Regards,

/s/ E. Taylor Brody
E. Taylor Brody

cc:           Michael Daniels
Alison M. Fuller